787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 24, 2020

VIA EDGAR

Scott Lee, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)

Securities Act File No. 333-239314 and

Investment Company Act File No. 811-22671

Dear Mr. Lee:

On behalf of the Fund, we are hereby filing the Fund’s responses to comments received regarding the Fund’s registration statement (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The comments were provided by the staff of the Division of Investment Management’s Disclosure Review and Accounting Office (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with Mindy Rotter of the Staff, Neesa P. Sood (of Willkie Farr & Gallagher LLP (“Willkie”)) and the undersigned on July 2, 2020 and a telephone conversation with Mr. Lee of the Staff, Jay Spinola (of Willkie) and the undersigned on July 17, 2020 relating to the Registration Statement.

This letter responds to the Staff’s comments. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

General

Comment No. 1:    Please respond to all Staff comments on the Registration Statement in a letter filed as correspondence on EDGAR prior to seeking effectiveness.

Response:    This letter is being filed on EDGAR as requested.

Accounting

Comment No. 2:    The instructions to Part C, Item 25 of Form N-2 require that the registrant identify those financial statements that are included in Parts A and B of the registration statement. Currently only the financial highlights are listed. In the Amendment (as defined below), please include all required financial statements.

Response:     The Fund will update the disclosure in Part C, Item 25 to clarify that, consistent with General Instruction F to Form N-2, the Fund’s audited financial statements required to be included in Part B by Item 24 of Form N-2 have been incorporated by reference to the Fund’s annual report for the fiscal year ended March 31, 2020.

Comment No. 3:    Please fill in the references to the name of the independent registered public accounting firm and file the consent of the independent registered public accounting firm of the Fund.

Response:     This information will be included in an amendment to the Registration Statement (the “Amendment”). The Fund will file the consent of its independent registered public accounting firm in the Amendment.

Prospectus

Comment No. 4:    In the section of the Prospectus titled “Summary of Fees and Expenses,” the disclosure in footnote 3 to the Expenses table referring to performance fees charged by the underlying portfolio funds in which the Fund invests (each, a “Portfolio Fund”) was revised to state that such fees are generally expected to be up to 30% of any net profits earned on the Fund’s investment in a Portfolio Fund. Previously, the disclosure stated that such fees are generally expected to be up to 30% of the Portfolio Fund’s net profits. Please confirm whether this change limits the performance fee to the benefit of an investor in the Fund. If not, please add appropriate disclosure to explain the impact of the change on an investor in the Fund.

Response:     The change identified by the Staff is intended to clarify that the amount of the performance fees incurred by the Fund as an investor in a Portfolio Fund generally is expected to be tied to the net profits allocated to the Fund in respect of its investment in the Portfolio Fund, rather than the returns of the Portfolio Fund as a whole. The revisions to the disclosure do not reflect any change to the fees paid by the Fund to the Portfolio Funds or the manner in which the Fund calculates acquired fund fees and expenses. Accordingly, the Fund respectfully submits that the current disclosure is sufficient.

Comment No. 5:    In the section of the Prospectus titled “Overview of the Fund,” the phrase “and other financial instruments” was added to the end of the fourth sentence in the second paragraph. Please supplementally explain what other financial instruments are being referenced and incorporate appropriate disclosure if necessary.

Response:     The reference to other financial instruments is intended to clarify that instruments other than securities (e.g., derivatives) might be held by the Fund directly as part of its investment strategy.

The change identified by the Staff is a clarifying edit to conform the description of the Fund’s secondary investment strategy to language that appears elsewhere in the Prospectus and which is unchanged. Accordingly, the Fund respectfully submits that the current disclosure is sufficient.

Comment No. 6:    In the section of the Prospectus titled “Certain Risks Related to Investments by Portfolio Funds and Direct Investments by the Fund,” new language was added to the “Counterparty Risk” disclosure to refer to regulations recently adopted by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Please identity in the disclosure the specific Federal Reserve rules and/or regulations that are being referenced.

Response:     The Fund respectfully submits that the current disclosure is sufficient. The added disclosure is intended to put investors on notice that regulations recently adopted by the Federal Reserve may impact the Fund in the event of the insolvency of certain counterparties. The Fund does not believe that reference to the specific regulations would provide additional benefit to investors.

Comment No. 7:    In the section of the Prospectus titled “Certain Risks Related to Investments by Portfolio Funds and Direct Investments by the Fund,” the disclosure regarding interest rate swaps was revised to replace the reference to the London Interbank Offering Rate (“LIBOR”) with the term “reference rate.” LIBOR replacement risk disclosure elsewhere in the Prospectus describes LIBOR as being replaced by one or more other reference rates including the Secured Overnight Financing Rate (“SOFR”). If appropriate, please replace “reference rate” with SOFR or supplementally explain why the term “reference rate” is appropriate here.

Response:     The purpose of the revisions to the referenced disclosure on interest rate swaps is to reflect that payments under these types of contracts may be linked to any number of reference rates, including but not limited to LIBOR. Consistent with the changes to the disclosure described in the response to Comment No. 8 below, the disclosure will be revised as follows:

“Interest Rate Swaps. The Portfolio Funds and the Fund may enter into interest rate swaps. An interest rate swap is an agreement between two parties where one party agrees to pay a contractually stated fixed income stream, usually denoted as a fixed percentage of an underlying “notional” amount, in exchange for receiving a variable income stream, usually based on a reference rate such as LIBOR or the Secured Overnight Financing Rate (“SOFR”), and denoted as a percentage of the underlying notional amount. […]”

Comment No. 8:    Please revise the “LIBOR Transition and Associated Risk” disclosure to clarify that LIBOR is being replaced by SOFR.

Response:     The “LIBOR Transition and Associated Risk” disclosure referenced by the Staff discusses the current lack of unanimity of opinion as to the particular reference rate to be used in place of LIBOR and the potential for different reference rates to be established. The Fund submits that LIBOR continues to operate as a reference rate for new and existing financial contracts. While certain counterparties may elect to use a new reference rate in the future, there currently is no general agreement as to the particular reference rate to be used. The Fund acknowledges that SOFR has been identified as a possible replacement for LIBOR in the U.S., and will revise the disclosure as follows:

“LIBOR Transition and Associated Risk. The Fund or a Portfolio Fund may invest in certain debt securities, derivatives or other financial instruments that utilize the London Interbank Offered Rate, or “LIBOR,” as a “benchmark” or “reference rate” for various interest rate calculations. In July 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. In 2017, the Alternative Reference Rates Committee, a group of large U.S. banks working with the Federal Reserve, announced its view that the Secured Overnight Financing Rate (“SOFR”), which is intended to be a broad measure of secured overnight U.S. Treasury repo rates, is an appropriate replacement for LIBOR. The Federal Reserve Bank of New York began publishing the SOFR in 2018, with the expectation that it could be used on a voluntary basis in new instruments and transactions. Bank working groups and regulators in other countries have suggested other alternatives for their markets, including the Sterling Overnight Interbank Average Rate in England. A global consensus on alternative rates is lacking, however, and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear.~~Although financial regulators and industry working groups have suggested alternative reference rates, such as European Interbank Offer Rate, Sterling Overnight Interbank Average Rate and Secured Overnight Financing Rate, global consensus on alternative rates is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear.~~ The elimination of LIBOR or changes to other reference rates or any other changes or reforms to the determination or supervision of reference rates could have an adverse impact on the market for, or value of, any securities or payments linked to those reference rates, which may adversely affect the Fund’s or a Portfolio Fund’s performance and/or net asset value. Uncertainty and risk also remain regarding the willingness and ability of issuers and lenders to include revised provisions in new and existing contracts or instruments. Consequently, the transition away from LIBOR to other reference rates such as SOFR may lead to increased volatility and illiquidity in markets that are tied to LIBOR, fluctuations in values of LIBOR-related investments or investments in issuers that utilize LIBOR, increased difficulty in borrowing or refinancing and diminished effectiveness of hedging strategies, adversely affecting a Fund’s performance. Furthermore, the risks associated with the expected discontinuation of LIBOR and transition may be exacerbated if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner. Because the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.”

Comment No. 9:    In the table titled “Biographical Information of the Trustees of the Fund,” please define the term “Disinterested Trustees.” We note that the term “Independent Trustees” was used previously. Alternatively, if these terms are intended to have the same meaning, please replace all instances of the term “Disinterested Trustees” with the term “Independent Trustees.”

Response:     The disclosure will be revised as requested to replace all instances of the term “Disinterested Trustees” in the table with the term “Independent Trustees.”

If you have any questions or need further information, please call me at (212) 728-8147 or P. Jay Spinola at (212) 728-8970.

Sincerely,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

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